UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 5 August, 2015

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888
1102 MG Amsterdam
The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

The Press Release issued on 5 August, 2015

ING 2Q15 underlying net result EUR 1,118 million

ING Bank 2Q15 underlying net result EUR 1,118 million, up 21.1% from 2Q14 and 5.8% lower than in 1Q15
•	2Q15 results driven by strong loan and deposit growth, lower risk costs and positive CVA/DVA adjustments
•	Consistent execution on Think Forward priorities: EUR 8.7 billion core lending growth in 2Q15; 600,000 new customers in 1H15
•	ING Bank underlying return on IFRS-EU equity rose to 11.8% for the first six months of 2015, in line with Ambition 2017

ING Group 2Q15 net result EUR 1,359 million (EUR 0.35 per share) including Insurance results and NN deconsolidation
•	Further execution on restructuring: ING Group's stake in NN Group reduced to 37.6%, leading to deconsolidation

Capital position continued to strengthen; ING declares 2015 interim cash dividend of EUR 0.24 per ordinary share
•	Strong fully-loaded CET1 ratios: ING Group increased to 12.3%; ING Bank ratio stable after capital upstream
•	Interim cash dividend of EUR 0.24 per ordinary share, equivalent to 40% of underlying net profit for the first half of 2015

CEO statement

"ING posted a strong set of commercial and financial results during the second quarter of 2015," said Ralph Hamers, CEO of ING Group. "We also achieved a key milestone in our restructuring by reducing our stake in NN Group to 37.6% and deconsolidating it from our accounts, thereby ending restrictions on price leadership and acquisitions."

"ING Bank's second-quarter underlying result before tax was EUR 1,601 million, up 25.3% year-on-year, driven by robust loan and deposit growth and lower risk costs. Positive CVA/DVA adjustments amounted to EUR 208 million, but were largely offset by non-recurring impacts in income relating to mortgage refinancings. On a sequential basis, the underlying result before tax was 3.6% lower than in the first quarter of 2015."

"Our businesses across the Bank continued to generate strong commercial growth and attract new customers. Total customer deposits increased by EUR 9.3 billion in the quarter, primarily through Retail Banking, where growth was recorded in all segments. During the second quarter, we extended EUR 8.7 billion of net lending in our core lending businesses. We made significant progress on building sustainable balance sheets in key Challengers & Growth Markets such as Germany and France. Germany, in particular, demonstrated strong momentum in its lending capabilities, with funded Commercial Banking assets increasing nine-fold over the past five years to reach EUR 10 billion, and consumer lending growing by EUR 1 billion in less than two years to EUR 5 billion."

"During the first six months of 2015, ING gained over 600,000 new individual customers and established approximately 250,000 primary relationships. We take great pride in supporting our customers' banking needs and providing them with a differentiating customer experience. In the second quarter, we continued to expand our digital offerings for retail customers and also identified new ways to facilitate the financing needs of small companies. For example, in Belgium we partnered with Koalaboox, an online financial services provider, to offer small companies cash management and invoicing tools to help them manage their financial position. And by using data mining in Poland, we have been able to provide pre-approved loans to selected entrepreneurs, which has improved the customer experience and made the lending process more efficient."

"ING Bank performed well against its Ambition 2017 targets during the first half of 2015. The underlying return on IFRS-EU equity increased to 11.8% and our capital position strengthened further as we continued to allocate our resources efficiently. ING Group's fully-loaded CET 1 ratio increased to 12.3% at the end of the second quarter, following the further sell-down and subsequent deconsolidation of NN Group. ING Bank's fully-loaded CET 1 ratio was 11.3%, roughly stable quarter-on-quarter, reflecting 30 basis points of capital generation and a EUR 1.2 billion capital upstream to Group."

"Today, we are pleased to announce an interim cash dividend of EUR 0.24 per ordinary share, amounting to EUR 922 million, or 40% of the underlying net profit of the first half of 2015. We remain committed to returning value to shareholders and reiterate our intention to pay a full-year dividend of at least 40% of ING Group's total annual net profits. The Board's final decision will be made at year-end and will be subject to financial and strategic considerations, and future regulatory developments."

"ING's performance during the first half of 2015 demonstrates consistent delivery on our Think Forward priorities, to which we hold ourselves accountable every day. Looking forward to the rest of this year, I am confident that our franchise is well positioned to empower our customers around the world while delivering sustainable returns to our shareholders."

Further information

All publications related to ING's 2Q15 results can be found at www.ing.com/2q15, including a video interview with Ralph Hamers, which is also available at YouTube.

Additional financial information is available at www.ing.com/qr:
- ING Group Historical Trend Data

- ING Group Analyst Presentation (also available via SlideShare)
- ING Group Condensed consolidated interim financial information for the period ended 30 June 2015.

For further information on ING, please visit www.ing.com. Frequent news updates can be found in the Newsroom or via the @ING_news twitter feed. Photos of ING operations, buildings and its executives are available for download at Flickr. Video is available on YouTube. Footage (B-roll) of ING is available via videobankonline.com, or can be requested by emailing info@videobankonline.com. ING presentations are available at SlideShare.

For convenient access to the latest financial information and press releases both online and offline, download the ING Group Investor Relations and Media app for iOs on the Apple Store or for Android on Google Play.

Investor conference call, media conference call and webcasts

Ralph Hamers, Patrick Flynn and Wilfred Nagel will discuss the results in an analyst and investor conference call on 5 August 2015 at 9:00 a.m. CET. Members of the investment community can join the conference call at + and via live audio webcast at www.ing.com.

Ralph Hamers and Wilfred Nagel will also discuss the results in a Media Conference call conference on 5 August 2015 at 11:00 a.m. CET. Journalists are welcome to join the conference call via +31 20 5315871 (NL),or +44 20 7190 1537 (UK) or +1 480 629 9031 (US). The Media conference call can also be followed via live audio webcast at www.ing.com or via Periscope via ING's Twitter handle @ING_news.

Investor enquiries
T: +31 20 576 6396
E: investor.relations@ing.com

Press enquiries

T: +31 20 576 5000
E: media.relations@ing.com

ING PROFILE

ING is a global financial institution with a strong European base, offering banking services through its operating company ING Bank and holding a significant stake in the listed insurer NN Group NV. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank's more than 52,000 employees offer retail and commercial banking services to customers in over 40 countries.

ING Group shares are listed (in the form of depositary receipts) on the exchanges of Amsterdam (INGA NA, ING.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).

Sustainability forms an integral part of ING's corporate strategy, which is evidenced by ING Group shares being included in the FTSE4Good index  and in the Dow Jones Sustainability Index (Europe and World) where ING is the industry leader in the diversified financials group.

IMPORTANT LEGAL INFORMATION

In preparing the financial information in this document, the same accounting principles are applied as in the 2014 ING Group Annual Accounts.

ING Group's Annual Accounts are prepared in accordance with International Financial Reporting Standards as adopted by the European Union ('IFRS-EU').

All figures in this document and attachments are unaudited. Small differences are possible in the tables due to rounding.

Certain of the statements contained in this document are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING's core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) ING's implementation of the restructuring plan as agreed with the European Commission, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in investor, customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15) conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (17) changes in credit-ratings, (18) ING's ability to achieve projected operational synergies and (19) the other risks and uncertainties detailed in the risk factors section contained in the most recent annual report of ING Groep N.V.

Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

pdf version of press release
http://hugin.info/130668/R/1943303/703869.pdf

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ P. Jong
P. Jong
Global Head of Communications

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: 5 August, 2015